                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 5 TO
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               LOCTITE CORPORATION
                            (NAME OF SUBJECT COMPANY)
                               LOCTITE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0005401371
                       (CUSIP NUMBER OF CLASS SECURITIES)
                            ------------------------

                               Robert W. Fiondella
                        Chairman of the Special Committee
                          of the Board of Directors of
                               Loctite Corporation
                              10 Columbus Boulevard
                           Hartford, Connecticut 06106
                                 (860) 520-5000

    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

       Stuart Z. Katz, Esq.                       Eugene F. Miller, Esq.
  Fried, Frank, Harris, Shriver &         Vice President, Secretary and General
             Jacobson                                    Counsel
        One New York Plaza                         Loctite Corporation
     New York, New York 10004                     10 Columbus Boulevard
          (212) 859-8000                       Hartford, Connecticut 06106
                                                      (860) 520-5000

            This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as previously amended (the "Schedule 14D-9") of Loctite Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 18, 1996 with respect to the tender offer made by HC Investments, Inc., a Delaware corporation ("HCI") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany, to purchase all outstanding Shares.

            Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9, as previously amended.

ITEM 2.     TENDER OFFER OF HENKEL.
ITEM 3.     IDENTITY AND BACKGROUND.

            Items 2 and 3(b) are amended and supplemented as follows:

            On December 23, 1996, the Henkel Group issued a press release announcing the extension of the Offer until 5:00 p.m., New York City time, on Friday, January 3, 1997, unless extended. A copy of Henkel's press release is filed as Exhibit 99.15 to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.15           Press Release, dated December 23, 1996, issued by Henkel
                        KGaA.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       By:      /s/ Robert W. Fiondella
                                                ------------------------
                                                Robert W. Fiondella
                                                Chairman of the Special
                                                Committee


Dated:  December 23, 1996

                               EXHIBIT INDEX



Exhibit 99.15   Press Release, dated December 23, 1996, issued by Henkel
                KGaA.....................................................